Tanaka Capital Management Announces Continued #1 Ranking In the First Half of 2021 For The Tanaka Growth Fund In Multicap Core Mutual Fund Category

Fund's 42.2% Return Triples Benchmark Wilshire Index Total Return and Significantly Exceeds S&P 500

NEWS PROVIDED BY
Tanaka Capital Management →
Aug 04, 2021, 08:30 ET

NEW YORK, Aug. 4, 2021 /PRNewswire/ -- Tanaka Capital Management today announced that according to Refinitiv Lipper, the TANAKA Growth Fund (TGFRX) was ranked #1 in its Multicap Core category of mutual funds for the year to date through June 30, 2021. The Fund's total return was 42.2%. This compared with the Fund's benchmark Wilshire 2500 Growth index total return of 14.0% year to date and 15.3% for the S&P 500 for the same period. The Fund has maintained its #1 ranking for the last 1 ½ years through June 30th, up 114.6% vs. gains of 51.7% and 36.5% for the Wilshire 2500 Growth Index and the S&P 500.

"We were fortunate to use new fund inflows early in the year to improve performance and achieve a better balance in the sources of our growth between Tech, Biotech and our other Platform Growth companies and more pro-cyclical growers such as Financials, Consumer Staples and Capital Goods companies." said Graham Tanaka, President of Tanaka Capital Management. "Going forward, we will be using new communication tools which we have utilized successfully over the last year to help speed up discovery by other investors of some of our most under-appreciated and undiscovered stocks in our portfolio."

"Our active management approach to investing continues to deliver superior returns to that of the Fund's benchmark and most major indices in 2021 by leveraging our keen ability to find the top companies exhibiting disruptive innovation and market success," said Benjamin Bratt, Vice President of Tanaka Capital Management as well as Chief Financial Officer and Chief Compliance Officer of the TANAKA Growth Fund. "We believe that bottoms-up stock selection and finding undervalued companies early will be of increasing importance with the economic recovery transitioning from early to mid-cycle and our expectation for more modest stock market returns in the coming years."

Available for Business Media Interviews for Expertise in Technology, Biotech and other Durable Growth Stocks

Graham Tanaka has made numerous television appearances on CNBC, Bloomberg Television, Reuters Television, and Yahoo Finance Live and been quoted in the Wall Street Journal and numerous other business publications due to his expertise in discovering platform companies that can grow significantly for many years. He was most recently interviewed by Reuters on March 12, 2021 for his insights on the stock market, inflation and interest rate trends when he also noted some of his stock ideas which have led to the Fund's top returns. He is available for interviews with business media seeking his expert commentary and his investment views on such companies as AFLAC, Intel, Dunkin' Donuts, Subaru, Novellus, ASML, Pfizer, Qualcomm, Apple, Tesla, and Amyris, all of which he identified and invested in early.

The TANAKA Growth Fund is currently open to new mutual fund investors. Investors can call 1-877-4TANAKA directly. The Fund is also available through Fidelity, Charles Schwab, TD Ameritrade, Vanguard, Wells Fargo, UBS, LPL Financial Services, Pershing, and Janney Montgomery Scott.

Note to Editors: Please see news releases issued:

January 21, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking by Lipper in Multicap Core Mutual Fund Category for The TANAKA Growth Fund in 2020".

February 18, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking for January 2021 for The TANAKA Growth Fund in the Multicap Core Mutual Fund Category Following its #1 Ranking for Full Year 2020".

March 18, 2021, entitled, "Graham Tanaka of Tanaka Capital Management Interviewed By Reuters".

March 18, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking Year To Date Through February 2021 For The TANAKA Growth Fund In Multicap Core Mutual Fund Category Following Its #1 Ranking For Full Year 2020".

April 14, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking First Quarter 2021 For The TANAKA Growth Fund In Lipper Multicap Core Mutual Fund Category Following Its #1 Ranking For All of 2020".

About Tanaka Capital Management

Founded in 1986, Tanaka Capital Management is the advisor to the TANAKA Growth Fund and also provides individually tailored investment management to high-net worth individuals, pension plans and endowments. The firm's investment philosophy reflects the view there are always misunderstood companies in the marketplace. It is our job to find these companies and validate whether they can deliver durable growth for our investors in the years ahead. Tanaka Capital Management is also accepting new clients for privately managed accounts. For more information, please visit www.tanaka.com.

The Fund's past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-877-4TANAKA.

The Fund's prospectus contains important information about the Fund's investment objectives, potential risks, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-877-4TANAKA.

Refinitiv Lipper Inc. - A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested.

Contact:

CapComm Partners (financial communications/investor relations)

Peter DeNardo

peter@capcommpartners.com

+1 (415) 389-6400

SOURCE Tanaka Capital Management

Related Links

http://www.tanaka.com

